Exhibit 4.5

         Amendment to the By-Laws of Ridgestone Financial Services, Inc.

   Effective April 28, 1998, Section 3 of Article III of the Company's By-Laws was amended to read in its entirety as follows:

             SECTION 3. Classified Board. The Board of Directors shall be divided into three classes, with respect to the time that they severally hold office, as nearly equal in number as possible, with the initial term of the first class of directors to expire at the 1999 annual meeting of shareholders, the initial term of office of the second class of directors to expire at the 2000 annual meeting of shareholders and the initial term of office of the third class of directors to expire at the 2001 annual meeting of shareholders. Directors elected to succeed those directors whose terms have thereupon expired shall be elected for a term of office to expire at the third succeeding annual meeting of shareholders after their election, and upon the election and qualification of their successors. A person elected as a director shall be deemed a director as of the time of such election. If the number of directors is changed, then any increase or decrease shall be apportioned among the classes so as to maintain or attain, if possible, an equal number of directors in each class, but in no case will a decrease in the number of directors shorten the term of any incumbent director. If such equality is not possible, then the increase or decrease shall be apportioned among the classes in such a way that the difference in the number of directors in any two classes shall not exceed one.